                SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.

                             FORM U-6B-2

                     CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.) and AEP Resources, Inc

This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48. 1. Type of security or securities.

           Unsecured short-term bank loans.

2.    Issue, renewal or guaranty.

           Issuance and renewals.

3. Principal amount of each security.

           See Exhibit 1.

4. Rate of interest per annum of each security:

           See Exhibit 1.

5. Date of issue, renewal or guaranty of each security.

           See Exhibit 1.

6. If renewal of security, give date of original issue.

           See Exhibit 1.

7. Date of maturity of each security.

           See Exhibit 1.

8.    Name of persons to whom each security was issued, renewed or guaranteed.

           AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.)
                     The Fugi Bank, Limited
                     National City Bank
                     Huntington National Bank
                     Mellon Bank, N.A.
                     Societe Generale Bank

           AEP Resources, Inc.
                     Huntington National Bank
                     Mellon Bank, N.A.
                     NationsBank, N.A.
                     Societe Generale Bank

9. Collateral given with each security.

           None.

10. Consideration received for each security.

           See Exhibit 1.

11. Application of proceeds of each security.

           The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

           (a)  the provisions contained in the first sentence of Section 6(b).

           (b)  the provisions contained in the fourth sentence of Section 6(b).

           (c)  the  provisions   contained  in  any  rule  of  the
                Commission other than Rule U-48.         X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

           Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

           Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                          AEP  ENERGY  SERVICES,   INC.   (formerly
                               known as AEP Energy Solutions, Inc.)
                          AEP RESOURCES, INC.


                                /s/ A. A. Pena
                             A. A. Pena, Vice President

Dated:  October 12, 1998

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 10/02/98
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 15:32:55
                                                                                                                PAGE:        1
                        QUARTERLY SHORT TERM DEBT REPORT
                            AEP ENERGY SERVICES, INC
                             QUARTER ENDED 09/30/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/01/98     07/15/98       14      5.8800          2,025,000.00             4,630.50         2,029,630.50
                    07/02/98     07/28/98       26      5.8560          2,500,000.00            10,573.33         2,510,573.33
                    07/02/98     07/06/98        4      5.7892          8,900,000.00             5,724.88         8,905,724.88
                    07/06/98     07/28/98       22      5.8600          5,550,000.00            19,875.17         5,569,875.17
                    07/07/98     07/15/98        8      5.7759          5,300,000.00             6,802.73         5,306,802.73
                    07/14/98     07/24/98       10      5.7759          1,300,000.00             2,085.74         1,302,085.74
                    07/15/98     07/24/98        9      5.7759          7,625,000.00            11,010.31         7,636,010.31
                    07/20/98     07/27/98        7      5.7759          1,225,000.00             1,375.79         1,226,375.79
                    07/21/98     07/24/98        3      5.7400            200,000.00                95.67           200,095.67
                    07/22/98     07/28/98        6      5.7700          3,575,000.00             3,437.96         3,578,437.96
                    07/24/98     07/31/98        7      5.7759          5,550,000.00             6,233.16         5,556,233.16
                    07/27/98     07/28/98        1      5.8000         22,825,000.00             3,677.36        22,828,677.36
                    07/28/98     08/19/98       22      5.8300         20,000,000.00            71,255.56        20,071,255.56
                    07/28/98     07/29/98        1      5.8700         13,600,000.00             2,217.56        13,602,217.56
                    07/29/98     07/31/98        2      5.9300         11,000,000.00             3,623.89        11,003,623.89
                    07/30/98     07/31/98        1      5.8300          2,325,000.00               376.52         2,325,376.52
                    07/31/98     08/07/98        7      5.8300          6,400,000.00             7,255.11         6,407,255.11
                    07/31/98     08/07/98        7      5.7759          5,550,000.00             6,233.16         5,556,233.16
                    08/05/98     08/25/98       20      5.7759          1,175,000.00             3,770.38         1,178,770.38
                    08/07/98     08/19/98       12      5.7600          7,500,000.00            14,400.00         7,514,400.00
                    08/12/98     08/25/98       13      5.8300          1,300,000.00             2,736.86         1,302,736.86
                    08/19/98     08/25/98        6      5.7750         27,200,000.00            26,180.00        27,226,180.00
                    08/24/98     08/26/98        2      5.7400            675,000.00               215.25           675,215.25
                    08/25/98     08/26/98        1      5.6925         34,200,000.00             5,407.88        34,205,407.88
                    08/25/98     08/26/98        1      5.6625          1,200,000.00               188.75         1,200,188.75
                    08/25/98     08/26/98        1      5.7000          3,925,000.00               621.46         3,925,621.46
                    08/26/98     08/27/98        1      5.8375         30,000,000.00             4,864.58        30,004,864.58
                    08/26/98     08/27/98        1      5.8700          3,425,000.00               558.47         3,425,558.47
                    08/27/98     08/28/98        1      5.7500         30,000,000.00             4,791.67        30,004,791.67
                    08/27/98     09/15/98       19      5.7600          4,300,000.00            13,072.00         4,313,072.00
                    08/28/98     08/31/98        3      5.7500         25,000,000.00            11,979.17        25,011,979.17
                    08/28/98     09/04/98        7      5.7900          2,700,000.00             3,039.75         2,703,039.75
                    08/31/98     09/14/98       14      5.9000         25,200,000.00            57,820.00        25,257,820.00
                    09/08/98     09/16/98        8      5.8400            600,000.00               778.67           600,778.67
                    09/11/98     09/25/98       14      5.8300            900,000.00             2,040.50           902,040.50
                    09/14/98     09/28/98       14      5.7600         24,850,000.00            55,664.00        24,905,664.00
                    09/15/98     09/30/98       15      5.7600          6,275,000.00            15,060.00         6,290,060.00
                    09/16/98     09/29/98       13      5.8400          5,000,000.00            10,544.44         5,010,544.44
                    09/17/98     09/29/98       12      5.8300            650,000.00             1,263.17           651,263.17
                    09/21/98     09/29/98        8      5.7900          2,100,000.00             2,702.00         2,102,702.00
                    09/22/98     09/28/98        6      5.9000            225,000.00               221.25           225,221.25
                    09/25/98     09/28/98        3      5.5358         10,900,000.00             5,028.35        10,905,028.35
                    09/28/98     09/29/98        1      5.7000         22,500,000.00             3,562.50        22,503,562.50
                    09/28/98     09/29/98        1      5.7700          7,800,000.00             1,250.17         7,801,250.17
                    09/29/98     10/26/98       27      5.5440          2,500,000.00            10,395.00         2,510,395.00
                    09/29/98     10/26/98       27      5.5100         22,500,000.00            92,981.25        22,592,981.25
                    09/29/98     10/02/98        3      5.6625          5,000,000.00             2,359.38         5,002,359.38
                    09/29/98     10/02/98        3      5.9200          3,750,000.00             1,850.00         3,751,850.00
                    09/30/98     10/21/98       21      5.5100          6,275,000.00            20,168.90         6,295,168.90
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     445,075,000.00           542,000.20       445,617,000.20
                                                                    ----------------     ----------------     ----------------
                                   AEP ENERGY SERVICES, INC TOTAL     445,075,000.00           542,000.20       445,617,000.20
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS    8.88
     WEIGHTED AVERAGE RATE    5.7622

1CMGR4760                                   AMERICAN ELECTRIC POWER SERVICE CORPORATION                         DATE: 10/02/98
                                                      CASH MANAGEMENT SYSTEM                                    TIME: 15:32:55
                                                                                                                PAGE:        2
                        QUARTERLY SHORT TERM DEBT REPORT
                               AEP RESOURCES, INC.
                             QUARTER ENDED 09/30/98
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             07/02/98     07/30/98       28      5.8560            100,000.00               455.47           100,455.47
                    07/07/98     07/30/98       23      5.8300            500,000.00             1,862.36           501,862.36
                    07/10/98     07/30/98       20      5.7900          4,000,000.00            12,866.67         4,012,866.67
                    07/15/98     07/30/98       15      5.7600         10,975,000.00            26,340.00        11,001,340.00
                    07/22/98     07/30/98        8      5.8000            200,000.00               257.78           200,257.78
                    07/30/98     08/17/98       18      5.8200         17,000,000.00            49,470.00        17,049,470.00
                    08/05/98     08/17/98       12      5.8300            350,000.00               680.17           350,680.17
                    08/14/98     09/15/98       32      5.8400          3,700,000.00            19,207.11         3,719,207.11
                    08/17/98     09/15/98       29      5.7759         14,000,000.00            65,139.32        14,065,139.32
                    08/17/98     09/15/98       29      5.8400         18,000,000.00            84,680.00        18,084,680.00
                    08/20/98     08/31/98       11      5.8300            200,000.00               356.28           200,356.28
                    08/27/98     09/16/98       20      5.8300            500,000.00             1,619.44           501,619.44
                    08/31/98     09/16/98       16      5.8800          1,300,000.00             3,397.33         1,303,397.33
                    09/04/98     09/16/98       12      5.8800            300,000.00               588.00           300,588.00
                    09/15/98     09/30/98       15      5.7759         15,300,000.00            36,821.36        15,336,821.36
                    09/16/98     10/19/98       33      5.7900          6,500,000.00            34,498.75         6,534,498.75
                    09/23/98     10/19/98       26      5.7759          1,000,000.00             4,171.48         1,004,171.48
                    09/30/98     10/19/98       19      5.5541         15,000,000.00            43,969.96        15,043,969.96
                    09/30/98     10/19/98       19      5.6200          1,500,000.00             4,449.17         1,504,449.17
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     110,425,000.00           390,830.65       110,815,830.65
                                                                  ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL     110,425,000.00           390,830.65       110,815,830.65
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   20.26
     WEIGHTED AVERAGE RATE    5.7652